UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

THE ESTÉE LAUDER COMPANIES INC.

(Name of Issuer)

CLASS A COMMON STOCK
PAR VALUE $.01 PER SHARE

(Title of Class of Securities)

518439 10 4

(CUSIP Number)

CHRISTOPHER C. ANGELL, ESQ.
PATTERSON BELKNAP WEBB & TYLER LLP
1133 AVENUE OF THE AMERICAS
NEW YORK, NEW YORK 10036-6710
(212) 336-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 12, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 518439 10 4

1	Name of Reporting Person: Jane A. Lauder 2003 Revocable Trust u/a/d November 6, 2003 Jane A. Lauder as Grantor
2	Check the Appropriate Box if a Member of a Group (See Instructions):	(a) ☐ (b) ☒
3	SEC Use Only:
4	Source of Funds (See Instructions): N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):	☐
6	Citizenship or Place of Organization: New York
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: --
	8	Shared Voting Power: 17,161,020
	9	Sole Dispositive Power: --
	10	Shared Dispositive Power: 17,161,020
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 17,161,020
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
13	Percent of Class Represented by Amount in Row (11): 6.7% ** SEE ITEM 5
14	Type of Reporting Person (See Instructions): OO

    This Statement on Schedule 13D is the second amendment to an initial statement on Schedule 13D previously filed with the Securities and Exchange Commission on October 11, 2005, as amended on October 11, 2005 (the “Schedule 13D”). This Amendment No. 2 is filed by the Reporting Person in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, and refers only to information which has materially changed since the filing of the Schedule 13D. The items identified below, or the particular paragraphs of such items which are identified below, are amended as set forth below. Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    On July 4, 2013, 7,603,256 shares of Class B Common Stock of the Issuer (the “Distributable Shares”) held by two trusts for the benefit of Jane Lauder (“JL”) became distributable to JL.  On November 12, 2013, JL directed the transfer of the Distributable Shares to the Reporting Person.

ITEM 4. PURPOSE OF TRANSACTION

     The disposition was made to the Reporting Person from JL, for estate planning purposes pursuant to a letter of instruction from JL. The Reporting Person currently does not have any plans or proposals of the type set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, except that the Reporting Person may acquire additional shares of Class B Common Stock in private transactions or additional shares of Class A Common Stock in open market transactions, in each case for investment purposes, and may dispose of shares of Class B Common Stock in private transactions or shares of Class A Common Stock (or Class B Common Stock, after conversion into Class A Common Stock) in open market transactions or otherwise.  Any decision of the Reporting Person either to purchase additional shares of Class A Common Stock or Class B Common Stock or to dispose of any such shares will take into account various factors, including general economic and stock market considerations.

ITEM 5. INTEREST IN SECURITIES OF ISSUER

(a)	As of November 12, 2013, the Reporting Person beneficially owned 17,161,020 shares of Class A Common Stock via its holding of the same number of shares of Class B Common Stock.

     Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock and is automatically converted into one share of Class A Common Stock upon transfer to a person who is not a Permitted Transferee, as that term is defined in the Issuer’s Certificate of Incorporation. Assuming conversion of all such shares of Class B Common Stock beneficially owned by the Reporting Person, the Reporting Person would beneficially own 17,161,020 shares of Class A Common Stock, which would constitute 6.7% of the number of shares of Class A Common Stock outstanding (based on the number of shares of Class A Common Stock outstanding as of October 24, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013)

     Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer’s stockholders, and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors of the Issuer. Assuming no conversion of any of the outstanding shares of Class B Common Stock, the 17,161,020 shares of Class B Common Stock beneficially owned by the Reporting Person constitute 9.9% of the aggregate voting power of the Issuer (based on the number of shares of Class A Common Stock outstanding as of October 24, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013).

(b)	Richard D. Parsons, as the sole trustee of the Reporting Person, has sole voting and dispositive power with respect to the 17,161,020 shares of Class B Common Stock owned by the Reporting Person.

(c)	The Reporting Person has not had any other transactions in the Class A Common Stock that were effected during the past sixty days.

     (d) Richard D. Parsons, as the sole trustee of the Reporting Person, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 17,161,020 shares of Class B Common Stock owned by the Reporting Person. Jane Lauder, as the beneficiary of the Reporting Person, has the right to receive such amounts of income and principal from the Reporting Person as she shall request or as the trustee of the Reporting Person shall deem advisable.

     (e) Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

The Stockholders’ Agreement was amended by Amendment No. 7 to the Stockholders’ Agreement, effective September 2, 2009, to delete a party, provide for certain additional permitted transfers, and clarify the rights of certain stockholder parties.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit A	Stockholders’ Agreement, dated November 22, 1995 (filed as Exhibit 10.1 to the Issuer’s Annual Report on Form 10-K for the fiscal year ended June 30, 2003).*

Exhibit B	Amendment No. 1 to Stockholders’ Agreement (filed as Exhibit 10.1 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1996).*

Exhibit C	Amendment No. 2 to Stockholders’ Agreement (filed as Exhibit 10.2 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended December 31, 1996).*

Exhibit D	Amendment No. 3 to Stockholders’ Agreement (filed as Exhibit 10.2 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 1997 (the “FY 1997 Q3 10-Q”)).*

Exhibit E	Amendment No. 4 to Stockholders’ Agreement (filed as Exhibit 10.1d to the Issuer’s Annual Report on Form 10-K for the fiscal year ended June 30, 2000).*

Exhibit F	Amendment No. 5 to Stockholders’ Agreement (filed as Exhibit 10.1e to the Issuer’s Annual Report on Form 10-K for the fiscal year ended June 30, 2002).*

Exhibit G	Amendment No. 6 to Stockholders’ Agreement (filed as Exhibit 10.2 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2004.)*

Exhibit H	List of parties to Stockholders’ Agreement.**

Exhibit I	Registration Rights Agreement, dated November 22, 1995 (filed as Exhibit 10.2 to the Issuer’s Annual Report on Form 10-K for the fiscal year ended June 30, 2003.)*

Exhibit J	First Amendment to Registration Rights Agreement (filed as Exhibit 10.3 to the Issuer’s Annual Report on Form 10-K for the fiscal year ended June 30, 1996).*

Exhibit K	Second Amendment to Registration Rights Agreement (filed as Exhibit 10.1 to the FY 1997 Q3 10-Q).*

Exhibit L	Third Amendment to Registration Rights Agreement (filed as Exhibit 10.2c to the Issuer’s Annual Report on Form 10-K for the fiscal year ended June 30, 2001).*

Exhibit M	Fourth Amendment to Registration Rights Agreement (filed as Exhibit 10.2 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2003).*

Exhibit N	Amendment No. 7 to Stockholders’ Agreement (filed as Exhibit 10.7 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009).*

*	Incorporated by reference

**	Filed herewith

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Jane Lauder 2003 Revocable Trust u/a/d November 6, 2003 Jane Lauder, as Grantor

Dated: November 12, 2013	By:	/s/ Richard D. Parsons
Richard D. Parsons, trustee

EXHIBIT INDEX

Exhibit A	Stockholders’ Agreement, dated November 22, 1995 (filed as Exhibit 10.1 to the Issuer’s Annual Report on Form 10-K for the year ended June 30, 2003).*

Exhibit B	Amendment No. 1 to Stockholders’ Agreement (filed as Exhibit 10.1 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1996).*

Exhibit C	Amendment No. 2 to Stockholders’ Agreement (filed as Exhibit 10.2 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended December 31, 1996).*

Exhibit D	Amendment No. 3 to Stockholders’ Agreement (filed as Exhibit 10.2 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 1997 (the “FY 1997 Q3 10-Q”)).*

Exhibit E	Amendment No. 4 to Stockholders’ Agreement (filed as Exhibit 10.1d to the Issuer’s Annual Report on. Form 10-K for the fiscal year ended June 30, 2000).*

Exhibit F	Amendment No. 5 to Stockholders’ Agreement (filed as Exhibit 10.1e to the Issuer’s Annual Report on Form 10-K for the fiscal year ended June 30, 2002).*

Exhibit G	Amendment No. 6 to Stockholders’ Agreement (filed as Exhibit 10.2 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2004.)*

Exhibit H	List of parties to Stockholders’ Agreement.**

Exhibit I	Registration Rights Agreement, dated November 22, 1995 (filed as Exhibit 10.2 to the Issuer’s Annual Report on Form 10-K for the fiscal year ended June 30, 2003.)*

Exhibit J	First Amendment to Registration Rights Agreement (filed as Exhibit 10.3 to the Issuer’s Annual Report on Form 10-K for the fiscal year ended June 30, 1996).*

Exhibit K	Second Amendment to Registration Rights Agreement (filed as Exhibit 10.1 to the FY 1997 Q3 10-Q).*

Exhibit L	Third Amendment to Registration Rights Agreement (filed as Exhibit 10.2c to the Issuer’s Annual Report on Form 10-K for the fiscal year ended June 30, 2001).*

Exhibit M	Fourth Amendment to Registration Rights Agreement (filed as Exhibit 10.2 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2003).*

Exhibit N	Amendment No. 7 to Stockholders’ Agreement (filed as Exhibit 10.7 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009).*

*	Incorporated by reference

**	Filed herewith